UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2016

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

84, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A.

2016 First Quarter Preliminary Operating Results

On April 21, 2016, KB Financial Group Inc. (“KB Financial Group”) held an earnings conference and released its preliminary operating results for the first quarter of fiscal year 2016. The following tables reflect the key figures released during the conference. The presentation materials for the conference, which contain further details, are available at KB Financial Group’s website (http://www.kbfg.com).

The preliminary figures presented herein are based on the International Financial Reporting Standards as adopted by the Republic of Korea (“K-IFRS”) and are currently being reviewed by our independent auditors and are subject to change.

1.	Operating Results of KB Financial Group (Consolidated)

(Won in millions, %)		1Q 2016	4Q 2015	% Change Increase (Decrease) (Q to Q)	1Q 2015	% Change Increase (Decrease) (Y to Y)
Operating revenue*	Specified Quarter	7,007,490	4,609,307	52.03	5,250,370	33.47
	Cumulative	7,007,490	22,233,276	—	5,250,370	33.47
Net operating profit	Specified Quarter	667,907	346,009	93.03	535,893	24.63
	Cumulative	667,907	1,821,134	—	535,893	24.63
Profit before income tax	Specified Quarter	719,807	429,990	67.40	741,719	-2.95
	Cumulative	719,807	2,164,695	—	741,719	-2.95
Profit for the period	Specified Quarter	554,234	351,701	57.59	613,155	-9.61
	Cumulative	554,234	1,727,306	—	613,155	-9.61
Profit attributable to shareholders of the parent company	Specified Quarter	545,004	347,125	57.01	604,965	-9.91
	Cumulative	545,004	1,698,318	—	604,965	-9.91

*	Represents the sum of interest income, fee and commission income, gain on financial assets/liabilities at fair value through profit or loss, and other operating income.

2.	Operating Results of Kookmin Bank (Consolidated)

(Won in millions, %)		1Q 2016	4Q 2015	% Change Increase (Decrease) (Q to Q)	1Q 2015	% Change Increase (Decrease) (Y to Y)
Operating revenue*	Specified Quarter	5,404,012	3,268,372	65.34	3,840,230	40.72
	Cumulative	5,404,012	16,367,176	—	3,840,230	40.72
Net operating profit	Specified Quarter	475,592	233,047	104.08	347,249	36.96
	Cumulative	475,592	1,179,981	—	347,249	36.96
Profit before income tax	Specified Quarter	501,465	195,752	156.17	554,601	-9.58
	Cumulative	501,465	1,381,229	—	554,601	-9.58
Profit for the period	Specified Quarter	387,249	143,434	169.98	476,192	-18.68
	Cumulative	387,249	1,107,238	—	476,192	-18.68
Profit attributable to shareholders of the parent company	Specified Quarter	387,249	143,434	169.98	476,192	-18.68
	Cumulative	387,249	1,107,238	—	476,192	-18.68

*	Represents the sum of interest income, fee and commission income, gain on financial assets/liabilities at fair value through profit or loss, and other operating income.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: April 21, 2016	By: /s/ Jungsoo Huh
(Signature)
Name: Jungsoo Huh
Title: Senior Managing Director